November 6, 2017

Lyn Shenk, Branch Chief

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SenesTech, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 31, 2017
File No. 001-37941

Dear Mr. Shenk:

This letter is submitted on behalf of SenesTech, Inc. (“SenesTech”) after obtaining further clarification to the comments by the staff of the Securities and Exchange Commission (the “SEC”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”). For your convenience, we have restated the comments below from your letter date October 31, 2017, followed by SenesTech’s responses. Page numbers in the responses refer to the 2016 Form 10-K as originally filed.

Risks Related to Our Business Operations and History

1.	We note your disclosure in the second risk factor on page 23 that “We have not been required to and have not filed an annual report for fiscal 2016, so pursuant to SEC regulations, we are not yet required to evaluate the effectiveness of our internal control over financial reporting.” As this document is your annual report for fiscal 2016, please revise your disclosure to comply with Instruction 1 to Item 308 of Regulation S-K to include a statement regarding the transition period established for newly public companies.

Response to Comment No. 1:

The Company intends to amend its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 to modify the risk factor disclosure to clarify our requirement to evaluate the effectiveness of our internal control over financial reporting.

Note 2: Summary of Significant Accounting Policies

2.	Please expand your disclosure here and in your Form 10-Q’s to provide the information in SAB Topic 11:M for FASB ASU 2014-09, Revenue from Contracts with Customers (Topic 606).

Response to Comment No. 2:

The Company intends to amend its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 to expand our disclosure to provide the information in SAB Topic 11:M for FASB ASU 2014-09, Revenue from Contracts with Customers (Topic 606).

If you would like to discuss any of the matters contained in this letter, please feel free to contact our counsel, Jared Forsgren at (503) 727-2108 or Chris Hall at (503) 727-2048, at Perkins Coie LLP.

Sincerely,

/s/ Thomas C. Chesterman
Thomas C. Chesterman Chief Financial Officer SenesTech, Inc.

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